Contact

www.linkedin.com/in/jsyversen
(LinkedIn)
www.10xvp.com (Company)
cyber-son.com (Blog)
Sportsvisio.com (Company)

Top Skills

Cryptography

Algorithms

R&D

Honors-Awards

Eagle Scout

Entrepreneur of the Year (Finalist)

Young Entrepreneur of the Year
(Finalist)

Patents

Behavioral Analytics Driven Host-
based Malicious Behavior and Data
Exfiltration Disruption

Method and Apparatus for Defending
Against Zero-Day Worm-Based
Attacks

Jason Syversen
CEO and Investor
Greater Boston

Summary

Hacker, tech entrepreneur, investor, board member and
philanthropist. Passion for making a difference in the world through
tech/innovation, startups, creating value and giving back.

Spent a dozen years as a low-level engineer/researcher/hacker,
then as a DARPA program manager, then startup founder/CEO,
then investor/boards/etc. Have been quoted/featured in the
New York Times, Bloomberg, Consumer Reports, Ars Technica,
Vice/Motherboard, and other media outlets. Have made over 40
investments, love being part of the journey from idea formation
through acquisition or going public for different tech firms.

Blog (rarely) at https://cyber-son.com

NOTE: If we don't know each other in real life or haven't worked
together, I will probably not accept your connection request. Nothing
personal, just try to limit my network to people I actually know and
could tell someone how we know each other. Feel free to contact me
via Twitter (https://twitter.com/jsyversen) or any other mechanism for
unsolicited inquiries/questions and I'm happy to chat. Can also use
the "follow" option on Linkedin now to see my updates and respond.

And always happy to connect to people I have gotten to know!

———

Experience

Sports Visio, Inc.
Chief Executive Officer
February 2021 - Present (4 years 3 months)
Greater Boston

10X Venture Partners
Managing Partner
May 2016 - Present (9 years)

Manchester, NH

10X Venture Partners is a seed stage (and beyond) investment group. We commit operational experience and dollars to our portfolio companies.

Founders Pledge
Founders Pledge Member
September 2019 - Present (5 years 8 months)

I'm excited to be a member of Founders Pledge. We're a global community of entrepreneurs finding and funding solutions to the world's most pressing problems. Every member, including myself, has made a legally binding commitment to donate a portion of personal proceeds on liquidity to social causes. The Founders Pledge team provides charity research and vetting, a global network of experts, and end-to-end giving infrastructure, and they take no cuts and charge no fees. They also host community events across the globe. Drop me a message if you want to learn more or be put in touch.

PEF Community
Member
July 2024 - Present (10 months)

PFP Cybersecurity
Advisory Board Member
January 2019 - Present (6 years 4 months)

Minim
Advisory Board Member
May 2018 - November 2022 (4 years 7 months)

418 Intelligence Corp.
Advisory Board Member
June 2018 - May 2020 (2 years)

NETSHIELD Corporation
Board Of Directors
May 2018 - September 2019 (1 year 5 months)

Nehemiah Security
Chief Scientist
March 2018 - January 2019 (11 months)

Siege Technologies, LLC
Founder and CEO
May 2009 - January 2019 (9 years 9 months)
Manchester, NH

Started Siege in my living room. Bootstrapped using a home equity line of credit and some investment from cofounder and first employee. Scaled business from 0 to dozens of employees exclusively from customer funding. Siege developed innovative technologies in cyber quantification, penetration testing, anti-tamper, and numerous active cyber research areas such as moving target defense, blockchain, insider threat and others.

Siege personnel developed deep expertise in a myriad of consumer and military technologies utilizing Intel, AMD, and ARM architectures and published talked on hypervisors, root of trust, system exploitation, and many other topics at places like Blackhat and other venues. Customers spanned across the department of defense, other government agencies, and large/small companies. Firm received numerous innovation/customer impact awards and hosted visits from senators and other interested officials. Oversaw and often contributed to the filing of multiple cyber security patents. Spun out technology to a VC-backed firm that raised 8 digits in funding to commercialize. Successfully identified and negotiated acquisition by Nehemiah Security (now ThreatConnect) in 2016.

DARPA
Program Manager
April 2007 - April 2009 (2 years 1 month)

• Took over 4 programs totaling ~$100M and 8 performers and managed to successful transition.
• Pitched 3 new programs to DARPA Director, all 3 approved with 3 others identified for future.
• Released 4 BAAs in first 18 months (typical PM released 0-1 BAAs per year.)
• Took over and finished 5 studies totaling $1.2M and started 4 new studies totaling $1.2M.
• Successfully transitioned technology to 4 existing partners and 20-30 different key personnel across 15 organizations. Technology directly impacted operations and was recognized at the 3-star level.
• Signed 2 new MOAs with new DoD/IC partners. (6 unique partner MOAs unprecedented for these types of programs.)
• Increased contractor base by 82%.

• Participated in ISAT, IEEE Security & Privacy editor review, AFRL Joshua Senior Steering Group, review of IARPA, other DARPA and AFOSR proposals, Review of OSD SPI program and several others.
• Managed 9-person SETA team supporting financials, testing, program briefings, etc.

BAE SYSTEMS
Computer Network Operations Section Lead
June 1998 - April 2007 (8 years 11 months)

Define technical vision & strategy for IOI group, helped grow from 2 to 20+ personnel. Interacted with 7 BAE sites.
• Technical or Capture lead for $13M in submitted awards.
• Solely responsible for Computer Network Operations portion of $120M proposal.
• Created important relationships with new customers (DTO, SOCOM, NSA, Army) and grew existing
(DARPA, Air Force). Briefed 280 people from 32 different organizations 38 different times.

Principle Investigator, multiple programs
• Company expert on computer/network/wireless exploitation, cryptology.
• Principle investigator (PI) or expert contributor on five cyber programs totaling over $1.6M.
• Led R&D effort which broke encryption for ubiquitous wireless protocol and implemented in SW.
• Invented flagship CNO technology which served as cornerstone of $25M+ proposals and awards.
• Received Outstanding (top 10%) or Excellent (top 30%) review & bonus last 6 years at BAE: "Excellent job leading"... "high energy contributor" ... "truly made an impact".
• Multiple invention disclosures, including one leading to a sole patent in worm detection

• Worked Digital Signal Processing programs in areas such as Multi-User Detection/Co-Channel Interference Reduction, Distributed Sensor Fusion/ Kalman Filters, VSAT/TDMA, Convolutional Coding/Turbo-codes, DSP drivers, QPSK/QAM modulation/demodulation, error coding, digital scramblers, and others

BIODE, Inc.

Embedded Systems Engineer

June 1996 - May 1998 (2 years)

Bangor, ME

Lead engineer developing hardware platform for flagship sensor product. Developed embedded software in C including operating system, integrated custom/commercial hardware, performed system integration and test. Developed RS.232 communications protocol from scratch. Found and reported errors in Motorola HC16 documentation, ANSI C libraries.

_____

Education

Worcester Polytechnic Institute

MSEE, Electrical Engineering · (September 1998 - May 2001)

University of Maine - Orono

BSCE, Computer Engineering · (September 1994 - May 1998)